Kenneth B. Lerman, P.C.

Attorney at Law

July 22, 2016

Ms. Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention: Ms. Dorrie Yale and Mr. Joseph McCann

Re           Opportunity Acquis Corp.

Form 10 – Amendment no. 1

File No. 000-55651

Hello Ms. Yale and Mr. McCann:

In reply to your letter dated July 13, 2016, this firm provides the following responses and information on behalf of Opportunity Acquis Corp. (the "Company"). This letter accompanies Amendment no. 1 to Form 10 filed contemporaneously. The responses are a compilation of information assembled from the Company, its auditors and attorneys. This letter is being issued as written correspondence for submission on the Edgar private correspondence system.

Form 10 Amendment no. 1 File No. 000-55651

Comment 2.     Cover Page

As requested, we have revised the cover page to list the corporation’s registered address.

However, we disagree with the Commission’s position; we request for future filings that the designation “None” for the physical address of the Company be allowed to be used. Many businesses operate without a dedicated office in today’s virtual world. Many business persons can be seen daily conducting their business at coffee houses, on public transportation, or otherwise remotely. The Company has no operations so a physical office is immaterial to its current operations. If an acquisition candidate is selected, the work to conduct a merger or acquisition will be conducted at the transactional attorneys’ offices, and at the homes or business offices of the Company’s officers. The target company will be an operating entity and thus upon a merger or acquisition, the Company will locate its offices and operations at those of the target’s. The records of the Company will be maintained primarily electronically, and thus it is virtual and we maintain it has no actual or physical location. But as stated above, we have revised the cover page as requested.

Comment 3.     Item 1. Business, page 2

The Company agrees that the word “significant” is vague. That word has been deleted.

☑ 100 Pearl Street, 4th floor	☐ 301 Yamato Road, Suite 1240
Hartford, Connecticut 06103	Boca Raton, Florida 33431
(860) 724-7000	(561) 883-0700

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

July 22, 2016

We add the following language as the third paragraph of Item 1 to describe the 8-K obligation:

“Upon the Company entering into an Acquisition with another entity that has operations, then at that time, the Company's status as a shell company will most likely change. The Company will then be obligated to file a current report on Form 8-K describing the business combination information and, if applicable, a change in its status. The then to be required disclosure would be similar to that which is required in a registration statement on Form 10.”

Comment 4.     Item 1. Competition, page 4

We have expanded our disclosure to describe the competitive business conditions for shell companies in search of an Acquisition candidate; therefore we add the following to the existing disclosure under the heading “Competition” in Item 1 and at Risk Factor 13 of Item 1A:

“Further, the Company expects to encounter competition among unrelated shell corporations for Acquisition candidates. The Company has an extremely small shareholder base, minimal capital availability, no quotation symbol and no quotations for the Company’s stock. Other shell corporations, in contrast, are expected to have characteristics that might be more attractive to Acquisition candidates such as a more diverse shareholder base, greater access to additional capital, possibly an existing trading symbol, and possibly shares of stock that are then being traded on the public markets. These factors may inhibit potential target candidates to merge with us. Thus competitors, including shell companies, with some or all of these factors may be more attractive to the target than the Company.”

Comment 5.      Item 1. Acquisition Candidates, page 5

The wording you cite was a holdover from the private placement offering document. We revise that sentence to read,

“If almost all of the non-officer shareholders ~~purchasing shares in this offering~~ act as a group, and if they enlist the voting power of one of the two Officers against the other, they could then effect control. ”

Comment 6.     Item 1A. Risk Factors, page 7

Risk Factor 7: We agree that the term “fair disclosure” is not a legal term and therefore is vague. We have deleted the word, “fair” in this risk factor, and in Item 1 under the heading, “Acquisition Candidates and Stockholder Votes” at the second line of the first paragraph of that section, and in both instances replaced it with the word “full”.

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

July 22, 2016

Comment 7.     Item 1A. Risk Factors, page 8

Risk Factor 8 is revised as follows to express the Going Concern risk:

Company may Not Continue as a Going Concern, and has No Record of Earnings or Operations. Our auditors have expressed their opinion that because of limited working capital and an accumulated deficit of $4,022 as of April 30, 2016, they have substantial doubt about the Company’s ability to continue as a going concern. In addition, the ~~The~~ Company has no material operating history or operating revenues and is promotional, is in its embryonic and early development stages and is embarking upon a new venture. The difficulties encountered by a new enterprise in an embryonic stage, especially in view of the potential for intense competition from existing and more established businesses, which may also be seeking to create or purchase profitable subsidiaries or obtain assets with which to create profitable business, may be extreme. There is no material operating history or business ventures upon which to base any assumption that the Company's plans, once formulated, will either materialize or prove successful or that the Company will ever be able to operate on a profitable basis. If the Company's plans prove to be unsuccessful, its stockholders may lose all or a substantial portion of their investment.

We also added the highlighted language as the first sentence of the second paragraph of Item 1 of the Form 10 under the heading “General”.

Comment 8.     Item 1A. Risk Factors, page 8

We have added the following to the existing disclosure at Risk Factor 11:

“Certain regulations, principally Rule 419 under the Securities Act of 1933, place additional requirements on shell or blank check companies seeking to raise capital through a registered public offering. The principal restriction of Rule 419 is that it requires all funds so raised must be placed in a refundable escrow account to be held until consummation of a merger or other business combination; however, each blank check investor may require the full refund of their investment prior to consummation of a merger. Further, securities laws of the various states, referred to as Blue Sky laws, also place restrictions on shell or blank check public offerings. Therefore, the Company does not believe it has any viable access to the public markets for capital raising until the Company is no longer classified as a shell corporation, and currently will not be able to raise capital except through private placement exemptions. Hence as reiterated above, the Company may be restricted in its ability to secure additional equity funding. ”

We also added the highlighted language as the last paragraph of Item 1 of the Form 10 under the heading “General”.

Comment 9.     Item 2. MD&A, page 14

Forward Looking: Reference to the Connecticut real estate market and consulting will be deleted. I apologize. That language was inadvertently included from an unrelated real estate private placement memorandum I had worked on; I missed those references. That sentence has been revised as follows:

“Factors that may affect such forward-looking statements include, without limitation: the Company’s ability to successfully and timely develop and finance new projects, the impact of competition on the Company’s revenues, ~~the real estate market in Connecticut,~~ and the economy as it relates to companies seeking ~~and able~~ to consummate Acquisitions ~~pay for consulting services~~.”

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

July 22, 2016

Comment 10.     Item 5. Directors and Executive Officers, page 16

We have updated each officer’s business description to describe such individual’s principal occupations and business experience during the past five years, and to identify such companies and organizations where the business experience occurred during the past five years. The revised descriptions read as follows:

Robert A. Lerman has served as our president, CEO, CFO, treasurer, and a member of the Board of Directors since inception in 2015. ~~Bob’s experience includes investment,~~ Since 1981 his principal occupation until 2015 had been the CEO and a director of Thermodynetics, Inc. an unaffiliated holding company which sold substantially all of its then remaining assets in March 2015; it is dormant. Since 1967 he has been the president and the sole director of Spectrum Inc. which provides consulting services to entities for financing and industrial activities specializing in emerging growth companies; this is his current principal occupation. Neither of these other two companies are affiliated with the Company. ~~He has been the CEO of companies that manufactured heat exchangers, modular buildings, bathtubs, and automotive engine components. He concentrated on improving operating margins, lean manufacturing, pricing margins and obtaining financing for their operations. He is currently a director of a public company, and two private companies (real estate services, insurance).~~ For Congregation Beth Israel, his synagogue, he is currently the chair of its ~~He is the Chair of his synagogue’s~~ Investment Committee and serves on its Board of Trustees and various finance committees. ~~He was the managing director of three investment partnerships and co-founded an investment advisory company. He has been an adviser and consultant for private and public companies in oil exploration, web marketing, nutraceuticals, electrical and electronic equipment, bank branch location analysis and manufacturing industries and a variety of service oriented companies. He served on the boards of public and private companies in the manufacturing, direct mail, and fragrance industries.~~

~~He was a lecturer for Rensselaer’s Hartford Graduate School and also the University of Connecticut conducting graduate courses in advanced engineering and mathematics. He is published in investments, engineering and mathematics.~~ Bob Lerman co-authored Nonlinear System Dynamics, Van Nostrand Reinhold, New York, 1992. He holds the degrees of Bachelor of Mechanical Engineering, Master of Science in Mathematics and Master of Science in Electrical Engineering.

Qualifications: Mr. Bob Lerman has over 45 years of management and operating experience with manufacturing, service and marketing companies, venture capital companies, and investment finance organizations. ~~Mr. Bob Lerman has also held various officer and director positions in a variety of manufacturing and venture finance companies.~~ Based on his current role as CEO of the Company and his history with industrial firms and corporate finance, Mr. Lerman provides the Board with skillful leadership and business knowledge.

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

July 22, 2016

Kenneth B. Lerman has served as our vice president, secretary and a member of the Board of Directors since inception in 2015. Ken Lerman’s principal occupation is the practice of law; he founded his law firm, Kenneth B. Lerman, P.C., in Connecticut in 1988. His law practice centers on business law including representation of publicly traded companies, blank check and shell companies. ~~He has served as a Designated Advisor for Disclosure for a then member company of the OTCQX market from 2010 through 2013.~~ Ken Lerman received a Bachelor of Arts double majoring in Business Management, and in Government from Clark University in 1983, and his law degree from Emory University School of Law in 1986. Ken Lerman is a member of the bar in the states of Connecticut 1987 and Florida 1997. More detailed information about Ken Lerman is located at his law firm’s website: www. KBLpc . com.

Qualifications: Ken Lerman has 30 years of legal experience in the private practice of law. Mr. Lerman has also held various officer and director positions in a number of organizations, most recently until the spring of 2016: as vice chairman of the Hartford Parking Authority a quasi-public entity which oversees the parking facilities of the city of Hartford, CT, ~~Chairman of the Hartford Republican Town Committee,~~ and vice president and a director of Park Watershed, Inc. a ~~local watershed~~ 501(c)(3) nonprofit organization providing stewardship of a watershed in Hartford County, CT. We believe Ken Lerman is well-qualified to serve as a member of the board due to his legal capital markets experience assisting blank check and shell companies, like our Company, complete their initial public offerings and business combinations. Based on his current role as vice president of the Company and his history with the Company and with the blank check and securities law industry, Mr. Lerman provides the Board with skillful leadership and helpful knowledge.

Comment 11.     Item 5. Directors and Executive Officers, page 16

We acknowledge that Sections 301 and 407 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7202) address the composition requirements of the audit committee, and the requirements of a financial expert for the audit committee, respectively. The disclosure will be revised to reference S-Ox. Further, in order to comply with sections 301 and 407, both officers will serve on the audit committee, and since Mr. Kaufman is not a member of the Board, he will not serve on the audit committee. We do state to the Commission that the requirement that the audit committee financial expert must, by default, be a member of the board is a requirement that has an unfortunate result for this smaller reporting shell company. However, Mr. Kaufman is engaged as a financial expert advisor to assist the audit committee. The disclosure is revised to reflect such as follows:

(e)     Audit Committee and Audit Committee Financial Expert.

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

July 22, 2016

 Audit Committee.

The audit committee charter was adopted by the Board of Directors on May 16, 2016. The Company’s audit committee consists solely of the two directors of the Company ~~Daniel Kaufman, CPA~~. ~~Since none~~ Neither of the members of the Board of Directors meet the criteria for independence, experience and expertise, including financial literacy, or that of a financial expert as established under the Sarbanes-Oxley Act of 2002 ~~by the SEC, or the New York Stock Exchange or other self-regulating stock exchanges, the Board members have elected not to serve on the audit committee~~. ~~The Company does not otherwise meet the eligibility requirements for listing on any self-regulating stock exchanges.~~

The Audit Committee is responsible for ~~assists the Board in~~ monitoring:

●	management’s process for ensuring the integrity of the Company’s financial statements;
●	the independent registered public accounting firm’s qualifications and independence;
●	the performance of the Company’s independent registered public accounting firm; and
●	management’s process for ensuring the Company’s compliance with legal and regulatory requirements.

~~The Board has determined that each Audit Committee member meets the requirements for independence, experience and expertise, including financial literacy, as set forth in the applicable SEC and NASDAQ rules. The Board has further determined that Mr. Kaufman is an “audit committee financial expert” as defined in the SEC rules.~~

~~The Company’s “Audit Committee Financial Expert” serving on the Audit Committee is Daniel Kaufman, CPA.~~ The Company does not have an “Audit Committee Financial Expert” serving on the Audit Committee because the Audit Committee members do not qualify as such. However, the Audit Committee engaged Mr. Daniel Kaufman who is serving as a financial expert advisor to the Committee. Mr. Kaufman is a certified public accountant, and is a partner of the accounting firm of Nathan Accounting Group, LLC. Mr. Kaufman is serving as an advisor but not as a member of the Audit Committee due to the Sarbanes-Oxley Act of 2002 which requires members of the Audit Committee to also be members of the Board of Directors of the Company; Mr. Kaufman is not a member of the Company’s board.

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

July 22, 2016

Comment 12.     Item 7. Certain Relationships…, page 19

The disclosure with respect to the registered agent in Item 7 has been deleted as the transaction was a $200 transaction which is far below the threshold of $120,000 as set in Item 404 of Regulation S-K. For your information, the registered agent is the mother-in-law of Kenneth Lerman.

Item 15. Exhibits

Please be advised that the exhibits previously submitted have been incorporated by reference, and Item 15(b) now includes such references.

Statement of Management

A statement related to certain acknowledgments requested by the Commission from the Company has been signed and its form is attached hereto as Exhibit A.

Should your Division require any further information, please so advise.

Very truly yours,

Kenneth B. Lerman, P.C.

(a professional corporation)

    /s/ Kenneth B. Lerman

Kenneth B. Lerman

KBL:dn

cc:     Opportunity Acquis Corp.

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

 July 22, 2016

Exhibit A

In connection with its response to the Commission's staff comment letter dated July 13, 2016, Opportunity Acquis Corp. (the “Company”) hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 14, 2016

Opportunity Acquis Corp.

By:          /s/ Robert A. Lerman

Robert A. Lerman, President